Retirement Funds

5/31/04 cycle
77 I for new series
77D for prospectus changes
77Q1 for exhibit

Retirement Funds will be adding four additional series. The funds will no longer convert into the Retirement Income Fund and the funds will be allowed to invest Mid-Cap Value and International Growth & Income Funds.

Board approval was required
February 27, 2004 prospectuses for the Retirement, Retirement Advisor, and Retirement R Class